UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

TRIUS THERAPEUTICS, INC.

(Name of Subject Company)

BRGO CORPORATION

(Name of Filing Persons (Offeror))

a wholly owned subsidiary of

CUBIST PHARMACEUTICALS, INC.

(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

89685K100

(CUSIP Number of Class of Securities)

Thomas J. DesRosier

Senior Vice President, Chief Legal Officer, General Counsel and Secretary

Cubist Pharmaceuticals, Inc.

65 Hayden Avenue

Lexington, MA 02421

(781) 860-8660

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

with copies to:

Paul M. Kinsella

Christopher D. Comeau

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 820,187,779	$ 111,874

*                  Estimated solely for purposes of calculating amount of filing fee in accordance with Rule 0-11 under the Securities Exchange Act of 1934 (as amended). The transaction value was calculated by adding (1) the product of (a) $15.50, which is the sum of (i) the closing cash payment of $13.50 per share and (ii) $2.00 per share, which is the maximum amount payable with respect to the contingent value rights and (b) 48,353,557, which is the sum of (i) 48,268,557 shares of common stock, par value $0.0001 per share (the “Shares”), of Trius Therapeutics, Inc. (“Trius”) issued and outstanding on August 1, 2013 and (ii) 85,000 Shares issuable with respect to Trius’ employee stock purchase plan estimated as of August 1, 2013, (2) the product of (a) the difference between (x) $15.50 and (y) an exercise price of $8.84 (the weighted-average exercise price of the outstanding warrants) and (b) 1,565,134 shares issuable pursuant to outstanding warrants as of July 29, 2013, and (3) the product of (a) the difference between (x) $15.50 and (y) an exercise price of $4.56 (the weighted-average exercise price of the outstanding options), and (b) 5,510,407 shares issuable pursuant to outstanding options as of July 29, 2013.

**            The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #1 for fiscal year 2013, issued August 31, 2012 by the Securities and Exchange Commission, equals $136.40 per million of the value of the transaction.

☒            Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$111,874
Form or Registration No.:	Schedule TO
Filing Party:	Cubist Pharmaceuticals, Inc.

Date Filed:	August 13, 2013

☐              Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒            third-party tender offer subject to Rule 14d-1.

☐              issuer tender offer subject to Rule 13e-4.

☐              going-private transaction subject to Rule 13e-3.

☐              amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on August 13, 2013, as amended (the “Schedule TO”). The Schedule TO relates to the tender offer by BRGO Corporation, a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Cubist Pharmaceuticals, Inc., a Delaware Corporation (“Parent” or “Cubist”) for all of the outstanding shares of common stock, per value $0.0001 per share (“Shares”), of Trius Therapeutics, Inc., a Delaware corporation (“Trius”), at a price of $13.50 per Share, without interest thereon and less any applicable withholding taxes plus one contingent value right per Share, which represents the contractual right to receive up to $2.00 per Share, upon the terms and conditions set forth in the Offer to Purchase dated August 13, 2013, attached hereto as Exhibit (a)(1)(A) (which, together with the supplement described below and any subsequent amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B), which collectively constitute the “Offer.” This Amendment is being filed on behalf of the Purchaser and Parent.

All information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference in answer to Items 1 through 9 and Item 11 in the Schedule TO, except those items to which information is specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM  11.                        ADDITIONAL INFORMATION

The Schedule TO is hereby amended and supplemented by adding the following to Section (a)(2) of Item 11:

“On August 13, 2013, Parent and Trius each filed a Premerger Notification and Report Form with respect to the Offer with the Antitrust Division of the Department of Justice and the Federal Trade Commission in accordance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

At 11:59 p.m. Eastern time on August 28, 2013, the HSR Act waiting period with respect to the Offer and Merger expired. Accordingly, the condition to the Offer that any waiting period under the HSR Act shall have expired or been terminated has been satisfied.”

The Offer to Purchase and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

The seventh paragraph under the heading entitled “Securityholder Litigation” of Section 15 of the Offer to Purchase is amended and restated in its entirety as follows:

“On August 9, 2013, a lawsuit was filed in the Court of Chancery of the State of Delaware against Trius, and each member of Trius’ board of directors, Cubist and us. The action was brought by David Beidler, who claims to be a stockholder of Trius, on his own behalf, and seeks certification as a class action on behalf of all of Trius’ stockholders. The complaint alleges that the defendants breached their fiduciary duties, and/or aided and abetted the breach of fiduciary duties, owed to Trius’ stockholders in connection with the Offer and the Merger. The complaint seeks injunctive relief enjoining the Offer and the Merger, or, in the event the Offer or the Merger has been consummated prior to the court’s entry of final judgment, rescinding the Offer and the Merger. The complaint also seeks an accounting for all damages and an award of costs, including a reasonable allowance for attorneys’ and experts’ fees and expenses.  On August 23, 2013, plaintiff Beidler filed an amended complaint, which includes additional allegations about a purportedly flawed sales process and a new cause of action for breach of fiduciary duty through materially inadequate disclosures and material disclosure omissions.”

The following paragraph is inserted as a new final paragraph under the heading entitled “Securityholder Litigation” of Section 15 of the Offer to Purchase:

“On August 21, 2013, plaintiff Michael Bemis filed a motion to consolidate the seven actions filed in the Superior Court of California, County of San Diego between August 1, 2013 through August 12, 2013 by himself and plaintiffs Phillip Hurst, Joel Collins, Frank Frazzano, William Cast, David Greenwald and Shawn McPherson, and to have his counsel, Robbins Geller Rudman & Dowd LLP, appointed lead counsel for the proposed class of Trius stockholders. All of the other plaintiffs except Phillip Hurst support this motion. A hearing on this motion is currently set for February 7, 2014, or as soon thereafter as may be heard, in Department C-68 before the Honorable Judith F. Hayes.”

ITEM  12.                        EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to Item 12:

(a)(5)(G)                Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc. dated August 29, 2013.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 29, 2013

BRGO CORPORATION

By:	/s/ THOMAS J. DESROSIER
Name:	Thomas J. DesRosier
Title:	Secretary

CUBIST PHARMACEUTICALS, INC.

By:	/s/ THOMAS J. DESROSIER
Name:	Thomas J. DesRosier
Title:	Senior Vice President, Chief Legal Officer, General Counsel and Secretary

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated August 13, 2013.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(5)(A)

Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc., dated July 30, 2013 (incorporated in the Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on July 30, 2013).*

(a)(5)(B)

Investor Presentation Slideshow, dated July 30, 2013 (incorporated in the Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(a)(5)(C)	Transcript of July 30, 2013, Investor Presentation (incorporated in the Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(a)(5)(D)	Form of Communication with infection disease experts (incorporated in the Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Cubist Pharmaceuticals, Inc. on August 2, 2013).*

(a)(5)(E)	Summary Advertisement published in The Wall Street Journal on August 13, 2013.*

(a)(5)(F)	Press Release issued by Cubist Pharmaceuticals, Inc., dated August 13, 2013.*

(a)(5)(G)	Joint Press Release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc. dated August 29, 2013.

(d)(1)

Agreement and Plan of Merger, dated as of July 30, 2013, by and between Cubist Pharmaceuticals, Inc., BRGO Corporation and Trius Therapeutics, Inc. (incorporated in the Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(d)(2)

Form of Contingent Value Rights Agreement, by and between Cubist Pharmaceuticals, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated in the Schedule TO by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(d)(3)

Tender and Voting Agreement, dated as of July 30, 2013, by and between Cubist Pharmaceuticals, Inc., BRGO Corporation and the executive officers, directors and certain stockholders affiliated with the directors of Trius Therapeutics, Inc. (incorporated in the Schedule TO by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Cubist Pharmaceuticals, Inc. on August 1, 2013).*

(d)(4)	Mutual Non-Disclosure Agreement, dated as of July 24, 2012 (the ‘‘Confidentiality Agreement’’), by and between Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc.*

(d)(5)	Amendment to Confidentiality Agreement, dated as of July 1, 2013, by and between Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc.*

* Previously filed with the Tender Offer Statement on Schedule TO filed with the SEC on August 13, 2013.

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